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EXHIBIT 99.1

         CERTAIN CHANGES THAT MAY AFFECT FUTURE OPERATING RESULTS


WE ARE A PARTY TO LITIGATION WITH AMGEN AND KIRIN-AMGEN INVOLVING GA-EPO-TM-

         We and HMRI, our collaborator, are defendants in a civil patent infringement lawsuit brought by Amgen in the U.S. District Court for the District of Massachusetts. Amgen's complaint, which was filed in April 1997, alleged that GA-EPO and the processes for producing GA-EPO infringe certain of Amgen's U.S. patents. Amgen's complaint requested that we and HMRI be enjoined from making, using, or selling GA-EPO and that the District Court award Amgen monetary damages.

         In April 1998, the District Court granted our and HMRI's Motion for Summary Judgment of Non-Infringement in this case. The District Court based this decision on the fact that all of our and HMRI's GA-EPO related activities through that date had been conducted solely for uses reasonably related to the production of information for submission to the FDA as part of seeking regulatory approval to market GA-EPO. According to the District Court, these activities are not acts of patent infringement under the Waxman-Hatch Act. The District Court did not address the issue of whether our and HMRI's activities that were challenged by Amgen would infringe Amgen's patents in the future. The District Court ordered Amgen's remaining claim for declaratory judgment of future infringement administratively closed, subject to being reopened upon motion by either party for good cause shown.

         In June 1999, we and HMRI filed a motion to reopen the case with the District Court. The District Court granted this motion. In addition, in July 1999, we commenced legal proceedings in the U.K. against Kirin-Amgen seeking a declaration that a U.K. patent held by Kirin-Amgen will not be infringed by the sale of GA-EPO and that numerous claims of the U.K. patent are invalid.

         We can provide no assurance as to the outcome of either the U.S. or U.K. proceedings. A court decision in Amgen's or Kirin-Amgen's favor, including the issuance of an injunction against the making, using, or selling of GA-EPO by us and HMRI in the U.S. or the U.K., or any other conclusion of either litigation in a manner adverse to us and HMRI, would have a material adverse effect on our business, financial condition, and results of operations. Moreover, GA-EPO may be the subject of additional litigation.

         Pursuant to our agreements with HMRI, HMRI has assumed the cost of the Amgen and Kirin-Amgen litigations. We are required to reimburse HMRI for our share of litigation expenses from future royalties, if any, payable by HMRI from the sale of GA-EPO and in certain other circumstances.

WE MAY BE SUBJECT TO ADDITIONAL LITIGATION RELATING TO OUR INTELLECTUAL PROPERTY RIGHTS

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         The biotechnology industry has been characterized by significant litigation and interference and other proceedings regarding patents, patent applications, and other intellectual property rights. In addition to the Amgen patent litigation described under "--We are a party to litigation with Amgen and Kirin-Amgen involving GA-EPO-TM-" and the patent interference described under "--We are involved and may become involved in patent litigation or other intellectual property proceedings relating to our Transkaryotic Therapy-TM- technology which could result in liability for damages or stop our development and commercialization efforts," we may become a party to additional patent litigation and other proceedings in the future.

         Certain of our competitors have filed patent applications and have been issued patents relating to certain methods of producing therapeutic proteins. We believe that the risk of our becoming involved in patent litigation is significant with respect to the therapeutic proteins that we anticipate producing.

         An adverse outcome in any patent litigation or other proceeding involving patents could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

         The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

         In addition, hearings have recently been held by Congress with respect to the Waxmam-Hatch Act. Under the safe harbor provisions of the Waxman-Hatch Act, activities conducted solely for uses reasonably related to the production of information for submission to the FDA as part of seeking regulatory approval to market a product are not acts of patent infringement. If legislation changing the safe harbor provisions of the Waxman-Hatch Act were introduced in Congress and enacted, competitors of ours that desire to bring U.S. patent infringement actions against us might be able to do so at an earlier time than under the existing law.

WE HAVE NOT GENERATED REVENUES FOR THE SALE OF PRODUCTS

         We are at an early stage of development. We have not generated revenues from the sale of products. We do not expect to derive any revenues from product sales until 2000, at the earliest. Each of our three product platforms involves new and rapidly evolving technologies. All of our potential products are in research, preclinical testing, or clinical development. We will need to conduct additional development efforts for all of these products prior to seeking regulatory approval. Preclinical and clinical data on the safety and efficacy of our potential products are limited. Our potential products may not be efficacious or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may prevent or limit commercial use.

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IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT BE ABLE TO DEVELOP AND
COMMERCIALIZE ANY RELATED PRODUCTS

         In order to obtain regulatory approvals for the commercial sale of our potential products, we and our collaborators will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We may not be able to obtain authority from the FDA or other regulatory agencies to commence or complete these clinical trials.

         The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced stage clinical trials. Furthermore, we, one of our collaborators, or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks, or for other reasons.

         The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the existence of competitive clinical trials. In particular, the patient population for some of our Niche Protein products is small. Delays in planned patient enrollment may result in increased costs and program delays.

         We and our collaborators may not be able successfully to complete any clinical trial of a potential product within any specified time period. In some cases, we may not be able to complete the trial at all. Moreover, clinical trials may not show any potential product to be safe or efficacious. Thus, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

         Our business, financial condition, or results of operations could be materially adversely affected if:

         - we or our collaborators are unable to complete a clinical trial of one of our potential products;

         -        the results of any clinical trial are unfavorable; or

         - the time or cost of completing the trial exceeds our expectations.

WE MAY NOT OBTAIN GOVERNMENT APPROVALS; THE APPROVAL PROCESS IS COSTLY AND
LENGTHY

         The testing, manufacturing, labeling, advertising, promotion, export, and marketing, among other things, of our products are subject to extensive regulation by governmental authorities in the U.S. and other countries. The regulatory approval process to obtain market approval for a new biologic takes many years and requires the expenditure of substantial resources. We have had only limited experience in preparing applications and obtaining regulatory approvals.

         There can be no assurance that submission of an Investigational New Drug Application will result in FDA authorization to commence clinical trials, or that once clinical trials have begun, testing will be completed successfully within any specific time period, if at all, with respect to any of our products. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to unacceptable health risks. Once trials are complete and an application has been submitted, the FDA may deny a Biologics License Application if applicable regulatory criteria are not satisfied, may require additional testing or information, and/or may require postmarketing testing and surveillance to monitor the safety or efficacy of a product. The testing and approval process requires substantial time, effort, and financial resources. We can provide no assurance that any approval will be granted on a timely basis, if at all.

         Because gene therapy is a relatively new technology and products for gene therapy have not been extensively tested in humans, the regulatory requirements governing gene therapy products may be more uncertain than for other types of products. This uncertainty may cause delays in the regulatory process relating to our gene therapy products, including delays in our initiating clinical trials of these products. This uncertainty may also increase the cost of obtaining regulatory approvals of our gene therapy products.

         Both before and after approval is obtained, violations of regulatory requirements may result in various adverse consequences, including the FDA's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer and/or the Biologics License Application holder.

         We will also be subject to a variety of foreign regulations governing clinical trials and the sale of its products. Whether or not we have obtained FDA approval, the comparable regulatory authorities of foreign countries must also approve a product prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval.

WE FACE SIGNIFICANT COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

         The biotechnology industry is highly competitive and characterized by rapid and significant technological change. Our competitors include pharmaceutical companies, biotechnology firms, universities, and other research institutions. Many of these competitors have substantially greater financial and other resources than we do and are conducting extensive research and development activities on technologies and products similar to or competitive with ours.

         We may be unable to develop technologies and products that are more clinically efficacious or cost-effective than products developed by our competitors. Even if we obtain marketing approval for our product candidates, many of our competitors have more extensive and established sales, marketing, and distribution capabilities than we do. Litigation with third parties, including our present litigation with Amgen, could

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delay our time to market for certain products and enable our competitors to more quickly and effectively penetrate certain markets.

         Under our gene activation program, we are developing fully human versions of proteins that are currently marketed. For instance, in the case of GA-EPO, erythropoietin is marketed by Amgen and Johnson & Johnson in the U.S.; F. Hoffmann-La Roche Ltd. (Boehringer Mannheim GmbH) and Johnson and Johnson (Janssen-Cilag) in Europe; and Sankyo Company Ltd., Chugai Pharmaceutical Co., Ltd., and Kirin Brewery Co. in Japan.

         Many of the protein products against which our Gene-Activated protein products would compete have well-known brand names, have been promoted extensively, and have achieved market acceptance by third party payors, hospitals, physicians, and patients. Many of the companies that produce these protein products have patents covering the techniques used to produce these products, which have served as effective barriers to entry in the protein therapeutics market. As with Amgen and its erythropoietin product, these companies may seek to block our entry into the market by asserting that our Gene-Activated protein products infringe their patents. Many of these companies are also seeking to develop and commercialize new or potentially improved versions of their proteins.

         We believe that the primary competition with respect to our Niche Protein product program is from biotechnology and smaller pharmaceutical companies. In particular, we believe that our major competition with respect to Fabry disease and Gaucher disease is Genzyme Corporation. Genzyme is conducting late stage clinical trials of a protein product for the treatment of Fabry disease and has marketed a product for the treatment of Gaucher disease since 1991. Genzyme owns or controls issued patents related to the production of protein products to treat Fabry disease and Gaucher disease. The markets for some of our potential Niche Protein products are quite small. As a result, if competitive products exist, we may not be able successfully to commercialize our products.

         Our gene therapy system will have to compete with other gene therapy systems, as well as with conventional methods of treating targeted diseases and conditions. In addition, new non-gene therapy treatments may be developed in the future. A number of companies, including major biotechnology and pharmaceutical companies, as well as development stage companies, are actively involved in this field.

COMPETITORS' PRODUCTS MAY RECEIVE ORPHAN DRUG EXCLUSIVITY AND THEREBY
PRECLUDE US FROM MARKETING OUR NICHE PROTEIN-TM- PRODUCTS AND WE MAY NOT BE ABLE TO OBTAIN U.S. ORPHAN DRUG EXCLUSIVITY FOR OUR NICHE PROTEIN-TM- PRODUCTS

         If a product which has an orphan drug designation from the FDA subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, i.e., the FDA may not approve any other applications to market the same product for the same indication, except in limited circumstances, for a period of seven years. Obtaining orphan drug designations and orphan drug exclusivity for our Niche Protein products may be critical to our success in this area. We may not be able to obtain orphan drug

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designation or exclusivity for any of our potential products or be able to maintain such designation or exclusivity for any of these products. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not apply to our product.

         Our competitors may also seek orphan drug designations and obtain orphan drug exclusivity for products competitive with our products before we obtain marketing approval. We are aware that Genzyme is conducting late stage clinical trials of a protein product for the treatment of Fabry disease for which it has an orphan drug designation. If Genzyme's Fabry disease product receives marketing approval before our Fabry disease product, it is likely that we would not be permitted to market our product in the U.S. unless our product is shown to be clinically superior to their product.

WE ARE DEPENDENT ON HMRI AND OTHER CORPORATE COLLABORATORS TO DEVELOP, CONDUCT CLINICAL TRIALS, OBTAIN REGULATORY APPROVALS FOR, AND MANUFACTURE, MARKET, AND SELL OUR PRINCIPAL PRODUCTS

         We are parties to collaborative agreements with third parties relating to certain of our principal products. We are relying on HMRI to develop, conduct clinical trials, obtain regulatory approvals for, and manufacture, market, and sell GA-EPO and GA-II; Sumitomo to develop and commercialize alpha-gal for Fabry disease in Japan and other Asian countries; and Genetics Institute to develop and commercialize Factor VIII gene therapy for hemophilia A in Europe. Our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products. Our existing collaborations are subject to termination without cause on short notice under certain circumstances.

         Our existing collaborations and any future collaborative arrangements with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

         - our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product as to which they are collaborating with us, which could affect our collaborative partners' commitment to the collaboration with us;

         - reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which will be based on a percentage of net sales by the collaborator;

         - our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect the perception of us in the business and financial communities; and

         - our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect the collaborator's commitment to us. Pharmaceutical companies have historically

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                  re-evaluated their development priorities following mergers and consolidations. This could occur following the closing of the pending merger between HMRI and Rhone-Poulenc SA, which is expected to occur by the end of 1999.

WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES

         Our success will depend in large part on our ability to obtain patent protection for our processes and products in the U.S. and other countries. The patent situation in the field of biotechnology generally is highly uncertain and involves complex legal and scientific questions. We may not be issued patents relating to our technology. Even if issued, patents may be challenged, invalidated, or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the U.S. are maintained in secrecy until patents issue, third parties may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

         We may not hold proprietary rights to certain product patents, process patents, and use patents related to our products or their methods of manufacture. In some cases, these patents may be owned or controlled by third parties. As a result, we may be required to obtain licenses under third party patents to market certain of our potential products. If licenses are not available to us on acceptable terms, we will not be able to market these products.

         We also rely upon unpatented proprietary technology, processes, and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants, and other third party contractors. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

WE MAY LOSE IMPORTANT LICENSE RIGHTS IN SOME CIRCUMSTANCES

         We are a party to a number of patent licenses that are important to our business and expect to enter into additional patent licenses in the future. These licenses impose various commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor will have the right to terminate the license.

WE ARE INVOLVED AND MAY BECOME INVOLVED IN PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS RELATING TO OUR TRANSKARYOTIC THERAPY-TM-TECHNOLOGY WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS

         We are a party to a proceeding before the U.S. Patent and Trademark Office to determine the patentability of our gene therapy technology. The participants in the interference are TKT, Genetic Therapy, Inc., which is a wholly-owned subsidiary of Novartis AG, Syntex (U.S.A.), which is a wholly-owned subsidiary of Roche Holdings,

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Inc., and Somatix Therapy Corporation, which has been merged into Cell
Genesys, Inc. This proceeding will also determine which of the parties first developed this technology. If the technology is patentable, the party that first developed the technology will be awarded the U.S. patent rights.

         The process to resolve an interference can take many years. We may not prevail in this interference. Even if we do prevail, the decision in this proceeding may not enable us meaningfully to protect our proprietary position in the field of EX VIVO gene therapy.

         If we do not prevail in this proceeding, a consent order issued by the Federal Trade Commission in March 1997 may be relevant to us. The Federal Trade Commission entered this consent order to resolve anti-competitive concerns raised by the merger of Ciba-Geigy Limited and Sandoz Limited into NovartisAG. As part of the consent order, the constituent entities of Novartis are required to provide all gene therapy researchers and developers with nonexclusive, royalty-bearing licenses to the Novartis patent which is involved in the interference proceeding described above. In addition, we have entered into an agreement with Cell Genesys under which we would be permitted to market our non-viral gene therapy products pursuant to a royalty-free license agreement if Cell Genesys wins the interference. Thus, we believe that we may only be materially adversely affected if Syntex prevails in this proceeding.

EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY REVIEW

         If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which we obtain marketing approval, we, the manufacturer of the product if other than us, and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, manufacturer, or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

         If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

THE MARKET MAY NOT BE RECEPTIVE TO OUR PRODUCTS UPON THEIR INTRODUCTION

         The commercial success of our products that are approved for marketing by the FDA and other regulatory authorities will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective, and safe. Each of our technology programs is new. As a result, it may be difficult for us to achieve market acceptance of our products, particularly for the first products for which we obtain marketing approval.

         Other factors that we believe will materially affect market acceptance of our products include:

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         -        the timing of the receipt of marketing approvals and the
                  countries in which such approvals are obtained;

         - the safety and efficacy of the product as compared to competitive products; and

         - the cost-effectiveness of the product and the ability to receive third party reimbursement.

WE HAVE NOT BEEN PROFITABLE AND MAY REQUIRE ADDITIONAL FUNDING

         We have experienced significant operating losses since our inception in 1988. At September 30, 1999, we had an accumulated deficit of approximately $104.8 million. We expect that we will continue to incur substantial losses into 2001 and that our cumulative losses will increase until then as our research and development, sales and marketing, and manufacturing efforts expand. We expect that the losses that we incur will fluctuate from quarter to quarter and that these fluctuations may be substantial. To date, we have not received revenues from the sale of products.

         We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products, and to manufacture and market any products that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

         - continued progress in our research and development programs, as well as the magnitude of these programs;

         -        the scope and results of our clinical trials;

         - the time and costs involved in obtaining regulatory approvals;

         -        the cost of manufacturing activities;

         -        the cost of commercialization activities;

         -        the cost of our additional facilities requirements;

         - our ability to establish and maintain collaborative arrangements;

         - the timing, receipt, and amount of milestone and other payments from collaborators;

         - the timing, receipt, and amount of sales and royalties from our potential products in the market;

         - the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims and other patent-related costs, including litigation

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                  costs and the costs of obtaining any required licenses
                  to technologies; and

         - the cost of obtaining and maintaining licenses to use patented technologies.

         We may seek additional funding through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms or at all.

         If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, product candidates, or products which we would otherwise pursue on our own.

WE HAVE LIMITED MANUFACTURING CAPABILITIES AND WILL DEPEND ON THIRD PARTY MANUFACTURERS

         We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals, and, ultimately, commercialize any products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities.

         We expect to manufacture certain of our products in our own manufacturing facilities. We will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

         We currently rely upon third parties to produce material for preclinical testing and clinical trial purposes. We expect to continue to do so in the future. We also expect to rely upon third parties for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. There are a limited number of such third party manufacturers capable of manufacturing for us. If we are unable to obtain or maintain contract manufacturing of these products, or to do so on commercially reasonable terms, we may not be able to complete development of these products or market them. To the extent that we enter into manufacturing arrangements with third parties, we are dependent upon these third parties to perform their obligations in a timely manner and in accordance with applicable government regulations.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND CAPABILITIES

         We have limited sales and marketing experience and capabilities. In order to market our products, we will need to develop this experience and these capabilities or rely upon third parties, such as our corporate collaborators, to perform these functions. If we rely on third parties to sell, market, or distribute our products, our success will be dependent upon the efforts of these third parties in performing these functions. In

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many instances, we may have little or no control over the activities of these third parties in selling, marketing, and distributing our products. If we choose to conduct these activities directly, as we plan to do with respect to some of our potential products, we may not be able to recruit and maintain an effective sales force.

OUR SUCCESS IS DEPENDENT UPON THE RETENTION AND HIRING OF KEY PERSONNEL

         Our success is highly dependent on the retention of principal members of our scientific and administrative staff. Furthermore, our future growth will require hiring a significant number of qualified scientific and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities, and there can be no assurance that we will be able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business.

WE MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE

         Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of human therapeutic products. Although we have clinical trial liability insurance, we do not currently have any product liability insurance. We may not be able to obtain or maintain such insurance on acceptable terms or at all. Moreover, any insurance that we do obtain may not provide adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial condition. These liabilities could prevent or interfere with our product commercialization efforts.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT BY THIRD PARTY PAYORS FOR OUR FUTURE PRODUCTS, WE MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS IN CERTAIN MARKETS

         The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product. These third party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.

         Proposals have been considered periodically by the Health Care Financing Administration of the United States Department of Health and Human Services to reduce the reimbursement rate with respect to erythropoietin. Adoption by the Health Care Financing Administration of any such proposal might have an adverse effect on the pricing of GA-EPO.

         In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system. Further

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proposals are likely. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborative partners, and market our products.

         If we or our collaborators obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations, and additional legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

OUR OFFICERS AND DIRECTORS EXERCISE SIGNIFICANT CONTROL OVER TKT

         Our executive officers, directors, and entities affiliated with them, in the aggregate, beneficially own approximately 24% of our outstanding common stock. These stockholders may be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company.

WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

         Provisions of our Certificate of Incorporation, our Bylaws, and Delaware law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT

         The market price of our common stock, like that of the common stock of many other development stage biotechnology companies, may be highly volatile. Factors such as announcements of technological innovations or new commercial products by us or our competitors, disclosure of results of clinical testing or regulatory proceedings, governmental regulation and approvals, developments in patent or other proprietary rights, public concern as to the safety of products developed by us, our financial results, and general market conditions may have a significant effect on the market price of our common stock. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.